August 24, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Arthur Tornabene-Zalas and Irene Barberena-Meissner

Re:         Covenant Logistics Group, Inc.
Registration Statement on Form S-3 (File No. 333-266826, filed on August 12, 2022)
Request for Acceleration

Ladies and Gentlemen:
Covenant Logistics Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 P.M., Eastern Standard Time, on Friday, August 26, 2022, or as soon thereafter as is practicable.
Thank you for your assistance.  Please call our counsel, Heidi Hornung-Scherr, at (402) 435-3223, of Scudder Law Firm, P.C., L.L.O. to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Covenant Logistics Group, Inc.

By:	/s/ James S. Grant
James S. Grant
Executive Vice President and Chief Financial Officer

c:            Arthur Tornabene-Zalas
Irene Barberena-Meissner